Channell Commercial Corporation

26040 Ynez Road

Temecula, CA 92591

April 7, 2006

VIA OVERNIGHT COURIER

Robert S. Littlepage

Accountant Branch Chief

Securities and Exchange Commission

Mail Stop 3720

Washington D.C. 20549

Re:	Channell Commercial Corporation Item 4.01 Form 8-K Filed March 29, 2006 File No. 000-28582

Dear Mr. Littlepage:

We are writing in response to your letter to Channell Commercial Corporation (the “Company” or “we”) dated April 3, 2006. We have considered the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to our Item 4.01 Form 8-K, filed on March 29, 2006 (File No. 000-28582)(the “Form 8-K”), and have set forth below our responses to each of those comments. Comment numbering used for each response below corresponds to the comment numbering used in the Staff’s letter.

1.                                      Please revise your Form 8-K to specifically state whether your former accountant resigned, declined to stand for re-election or was dismissed. Additionally, once the effective date is determined, please file an amendment to the Form 8-K reporting that date. See Item 304(a)(1)(i) of Regulation S-K.

We acknowledge the Staff’s comments. We will file an amendment to the Form 8-K (the “Amendment”), which will be revised, among other things, (i) to specifically state that our former accountant declined to stand for reelection and (ii) to report the effective date of our former accountant’s termination. We will file the Amendment as soon as the effective date of our former accountant’s termination has been determined (i.e., immediately following the completion of the audit for fiscal 2005).

2.                                      Also revise your Form 8-K to cover the interim period from the date of the last audited financial statements through the date of dismissal, resignation or declination. See Item 304(a)(1)(iv) of Regulation S-K.

We acknowledge the Staff’s comment. The Amendment will also include revisions to cover the interim period from the date of the last audited financial statements through the effective date of our former accountant’s termination.

3.                                      To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from your former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K. Please advise your former accountant that their letter should address all statements for which they are in a position to agree or disagree.

We acknowledge the Staff’s comments and will seek to obtain and file with the Amendment an updated Exhibit 16 letter from our former accountant. We will advise our former accountant that its letter should address all statements for which it is in a position to agree or disagree.

4.                                      We note that you restated previously reported information however you do not appear to have filed an Item 4.02 8-K reporting this statement. Please file the appropriate Form 8-K reporting your restatement or advise us in detail.

We acknowledge the Staff’s comment. On November 11, 2005, we filed a Form 10-K/A (the “Amended 10-K”), which amended our Form 10-K for the fiscal year ended December 31, 2004, originally filed on March 21, 2005. The Amended 10-K was filed to correct errors in the calculation of the cumulative timing difference between book and tax depreciation. The original error in the computation that occurred in 2001, and the effect of this error, carried forward to years ended December 31, 2002, 2003 and 2004. In addition, the Company had a mathematical error in the 2004 deferred income tax calculation that resulted in an additional error in the reported deferred income tax balance The recording error resulted in a restatement of deferred income taxes as of December 31, 2003 and December 31, 2004 as well as income tax expense (benefit), net income (loss) before minority interest, net income (loss), net income (loss) per share and comprehensive net (loss) income for the fiscal years ended December 31, 2002, 2003 and 2004. The effect of the restatement is described in Note R to the Consolidated Financial Statements included the Amended 10-K.

We note that the information required in an Item 4.02 Form 8-K was included or reflected in the Amended 10-K. Accordingly, under General Instruction B.3 of Form 8-K, the filing of a Form 8-K should not be required.

In connection with our responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact the undersigned at (951) 719-2600.

Sincerely,

By:	/s/ Jerry Collazo
Jerry Collazo, Chief Financial Officer
Channell Commercial Corporation

cc:
Securities and Exchange Commission:
Kenya Wright Gumbs
Irell & Manella LLP:
Anthony T. Iler, Esq.